[AvalonBay Communities, Inc. Letterhead]
April 20, 2009
VIA EDGAR & FACIMILE
Ms. Linda Van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC 20549
RE:	AvalonBay Communities, Inc. Form 10-K for the year ended December 31, 2008 Filed March 2, 2009 File No. 001-12672
Dear Ms. Van Doorn:
This letter is submitted on behalf of AvalonBay Communities, Inc. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated April 9, 2009. For your convenience, the Staff’s comment and the response thereto is set forth below.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
Financial Statements and Notes
Note 1 — Organization and Significant Accounting Policies
Principles of Consolidation, page F-8
1.	Your response and revised disclosure suggests that there may be instances where the company holds the limited partnership interest in an entity, is not the general partner and is consolidating the entity. Please describe the circumstances in which you are consolidating such entities other than in cases where the entity is being consolidated under FIN 46.

Ms. Linda Van Doorn
United States Securities and Exchange Commission
April 20, 2009

     Response:
In joint ventures where the Company is the limited partner, but is not the general partner, the Company does not apply EITF 04-5, but instead looks to the guidance in other authoritative literature including SOP 78-9, APB No. 18, and EITF Topic D-46, to determine the proper accounting to apply to the Company’s investment. The Company does not currently consolidate any investments in joint ventures for which the Company is the limited partner, and is not the general partner.
In connection with responding to your comment, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2008;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 10-K for the year ended December 31, 2008; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (703) 317-4635 if any questions arise concerning the response contained in this letter or any other matters related to the Company’s filings with the Commission.

Very truly yours,
/s/ Thomas J. Sargeant
Thomas J. Sargeant
Chief Financial Officer

Cc:	Bryce Blair, Chairman and Chief Executive Officer AvalonBay Communities, Inc.
Edward M. Schulman, Senior Vice President and General Counsel AvalonBay Communities, Inc.